Exhibit 16.1

October 4, 2007

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re: Rica Foods, Inc.

File No. 001-14999

Gentlemen:

We have read the statements made by Rica Foods, Inc. (the “Company”) pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K dated September 18, 2007 and filed by the Company on September 24, 2007. We agree with the statements concerning our firm contained in the first paragraph and the third through ninth paragraphs under Item 4.01 of such Form 8-K, except to clarify in paragraph eight that we had discussions with the Audit Committee over the course of our engagement but we did not have any final discussion with the Audit Committee in regards to either the disagreement or the reportable event.

We have no basis to agree or disagree with the Company’s comments contained in the second or tenth paragraphs under Item 4.01 in the Form 8-K.

Very Truly Yours,

/s/ Stonefield Josephson, Inc.

Stonefield Josephson, Inc.